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                                                           OMB APPROVAL
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                                                  OMB Number           3235-0287
                                                  Expires:     December 31, 2001
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                                                  hours per response ....... 0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type responses)
================================================================================
1. Name and Address of Reporting Person*

Kluge                  John                   W.
--------------------------------------------------------------------------------
(Last)                  (First)                 (Middle)
c/o Metromedia Company
810 Seventh Avenue
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                                    (Street)

New York,              New York               10019
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Metromedia Fiber Network, Inc. (MFNX)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

October 2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X]   Director                             [X]   10% Owner
   [_]   Officer (give title below)           [_]   Other (specify below)


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7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form filed by one Reporting Person
   [_] Form filed by more than one Reporting Person

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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                              OR BENEFICIALLY OWNED
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

           POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
         INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
             UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

                                                                          (Over)
                                                                 SEC 1474 (3-99)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-  11.
                    sion                       Number of                       Title and Amount           Secur-    ative   Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-  of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct  direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date      Title    Shares  5)       4)        4)      4)
------------------------------------------------------------------------------------------------------------------------------------
8.5% Senior        $0.53875  10/1/2001 P(1)     (2)          (3)      11/1/2011  Class A 278,422,274  $150,000,000 (2)  I   By trust
Convertible Notes                                                                Common
("Convertible Notes")                                                            Stock
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Class A Common     $0.53875  10/1/2001 P(4)     33,911,406   (3)      (5)        Class A   33,911,406 (4)    33,911,406 I   By trust
Stock Warrants                                                                   Common
(right to buy)                                                                   Stock
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

Explanation of Responses:

(1) The Convertible Notes were sold by the issuer to a grantor trust of which the reporting person is the grantor and a trustee (the "Trust") as part of certain financing transactions which were consummated on October 1, 2001 as described in the Form 8-K filed by the issuer on October 10, 2001 (the "October 8-K").
(2)  Convertible Notes having an aggregate principal amount of $150,000,000.
(3) The reported securities are convertible or exercisable, as the case may be, immediately upon the twentieth day following the delivery by the issuer to its stockholders of an Information Statement describing the financing transactions described in the October 8-K (the "Trigger Date").
(4) The Class A Common Stock Warrants were issued by the issuer to the Trust in connection with the Trust's purchase of $25,000,000 aggregate principal amount of the Company's floating rate guaranteed term notes due 2006 as part of the financing transaction described in the October 8-K.
(5) The Class A Common Stock Warrants will expire on the fifth anniversary of the Trigger Date.


/s/ John W. Kluge                                        November 13, 2001
----------------------------------------            -------------------------
   **Signature of Reporting Person                            Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                        (Page 2)